UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 14, 2020

DIME COMMUNITY BANCSHARES, INC.
(Exact name of the registrant as specified in its charter)

Delaware	000-27782	11-3297463
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

300 Cadman Plaza West, 8th Floor
Brooklyn, New York	11201
(Address of principal executive offices)	(Zip Code)

(718) 782-6200
(Registrant’s telephone number)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c)

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	DCOM	The Nasdaq Stock Market, LLC
Preferred Stock, $0.01 Par Value	DCOMP	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Voting Agreement

On July 1, 2020, Dime Community Bancshares, Inc. (the “Company” or “Dime”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bridge Bancorp, Inc. (“Bridge Bancorp”), pursuant to which the Company will merge with and into Bridge Bancorp (the “Merger”), with Bridge Bancorp as the surviving corporation under the name “Dime Community Bancshares, Inc.,” as previously disclosed on the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on July 2, 2020.

In connection with the Merger Agreement and the transactions contemplated thereby, on September 14, 2020, Dime and Bridge Bancorp entered into a letter agreement (the “Letter Agreement”) with respect to the mutual confidentiality and exchange agreement entered into on February 24, 2020 by and between Dime and Bridge (the “NDA”), which Letter Agreement was acknowledged and agreed to by Basswood Capital Management, L.L.C. (“Basswood”). Basswood is an affiliate of a Bridge Bancorp director, Matthew Lindenbaum. The purpose of the Letter Agreement was to amend the NDA to allow for Basswood to purchase greater than 4.99% of the total amount of Dime’s outstanding common stock, provided, that (i) Basswood and Dime enter into a voting agreement with respect to the shares of Dime common stock owned by Basswood (the “Basswood Voting Agreement”), (ii) Basswood agrees not to acquire greater than 9.99% of Dime’s common stock, and (iii) Basswood provides Dime with biweekly reporting of all trades and transactions with respect to Dime’s common stock during the term of the standstill in the NDA, which will expire on February 24, 2021.

Accordingly, on September 14, 2020, Dime and Basswood entered into the Basswood Voting Agreement, pursuant to which Basswood agreed to vote all shares of Dime common stock over which it exercises sole disposition and voting rights in favor of the approval of the Merger proposal and certain related matters and against alternative transactions. Under the Basswood Voting Agreement, Basswood may not, without the prior written consent of Dime, transfer any of its shares of Dime common stock to any person or entity (x) known by Basswood to own greater than 4.99% of Dime’s common stock, or, (y) that, as a result of any such proposed transfer would, to the knowledge of Basswood, become a shareholder of greater than 4.99% of Dime’s common stock.

The foregoing description of the Basswood Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Basswood Voting Agreement, which is attached to this Current Report on Form 8-K as Exhibits 10.1, and incorporated by reference herein.

Item 8.01 Other Events.

For the purposes of Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”), only that information contained in Item 1.01 relating solely to the proposed Merger between the Company and Bridge Bancorp is being filed under this Item 8.01.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the Merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (ii) the Company’s and Bridge Bancorp’s plans, objectives, expectations and intentions and other statements contained in this Current Report on Form 8-K that are not historical facts; and (iii) other statements identified by words such as “expects” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective management of the Company and Bridge Bancorp and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company and Bridge Bancorp. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of the Company and Bridge Bancorp may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, loss of customers and business disruption following the Merger, including adverse effects on relationships with employees and customers, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the shareholders of the Company or Bridge Bancorp may fail to approve the Merger; (6) economic, legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which the Company and Bridge Bancorp are engaged; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in the Company’s and Bridge Bancorp’s markets could adversely affect operations; (10) the COVID-19 pandemic is adversely affecting the Company, Bridge Bancorp, and  their respective customers, employees and third-party service providers; the adverse impacts of the pandemic on their respective business, financial position, operations and prospects have been material, and it is not possible to accurately predict the extent, severity or duration of the pandemic or when normal economic and operation conditions will return; and (11) an economic slowdown could adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company’s and Bridge Bancorp’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available on the SEC’s Internet site (http://www.sec.gov).

Important Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Merger. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Merger, Bridge Bancorp will filed with the SEC a Registration Statement that includes a joint proxy statement of the Company and Bridge Bancorp and a prospectus of Bridge Bancorp (the “Joint Proxy Statement/Prospectus”), and each of the Company and Bridge Bancorp may file with the SEC other relevant documents concerning the Merger. The definitive Joint Proxy Statement/Prospectus will be mailed to shareholders of the Company. Shareholders and investors are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the Merger carefully and in their entirety and any other relevant documents filed with the SEC by the Company and Bridge Bancorp, as well as any amendments or supplements to those documents, because they will contain important information about the Company, Bridge Bancorp, and the Merger.

Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about the Company and Bridge Bancorp, may be obtained at the SEC’s website, www.sec.gov, when they are filed. You will also be able to obtain these documents, free of charge, by directing a request to Bridge Bancorp, Inc., 2200 Montauk Highway, P.O. Box 3005, Bridge Bancorp, New York 11932, Attention: Corporate Secretary, or by calling (631) 537‑1001, ext. 7255, or to Dime Community Bancshares, Inc., 300 Cadman Plaza West, 8th Floor, Brooklyn, New York 11201, Attention: Corporate Secretary, or by calling (718) 782-6200, or by accessing Bridge Bancorp’s website at www.BridgeBancorp.com under the “Investor Relations” tab or by accessing the Company’s website at www.Dime.com under the “About—Investor Relations” tab.  The information on Bridge Bancorp’s and the

Company’s websites is not, and shall not be deemed to be, a part of this Current Report on Form 8-K or incorporated into other filings either company makes with the SEC.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits.

10.1	Basswood Voting Agreement, dated September 14, 2020, by and between Dime Community Bancshares, Inc. and Basswood Capital Management, L.L.C.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DIME COMMUNITY BANCSHARES, INC.

DATE: September 17, 2020	By:	/s/ Patricia M. Schaubeck
Patricia M. Schaubeck Executive Vice President – General Counsel